February 9, 2026

Yui Kwong Fok
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village, Prek Ho Commune,
Takhmao Town, Kandal Province,
Kingdom of Cambodia

       Re: Kandal M Venture Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2025
           Filed July 30, 2025
           File No. 001-42715
Dear Yui Kwong Fok:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing